June 4, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attention: Madeleine Joy Mateo and Susan Block

Re:	OptimumBank Holdings, Inc.
Registration Statement on Form S-3
Filed April 26, 2024
File No. 333-278970

Dear Ms. Mateo and Ms. Block:

On behalf OptimumBank Holdings, Inc. (the “Company”), please accept this letter as the Company’s responses to the comments of the Office of Finance, Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated May 17, 2023 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3. Each addressed comment from the Comment Letter is restated below prior to the response to such comment. Further, today the Company has also filed an Amendment #1 to such Registration Statement on Form S-3.

Risk Factors, page 3

1. We note your disclosure on page 2 of your Form 10-K for the year ended December 31, 2023 that you intend to continue your focus on increasing your skilled nursing facility loan portfolio. Please include a risk factor discussing any risks associated with a loan portfolio focused on skilled nursing facilities. For example, if applicable, please discuss any risks associated with reimbursement from specific payers (e.g. insurers of local, state, or federal governments).

RESPONSE: Please see additional and revised risk factors in Amendment #1.

The Florida property insurance market is in crises, page 8

2. We note your disclosure that many of your customers have incurred significantly higher insurance premiums, or have been unable to secure insurance, on their properties. Please revise your disclosure to discuss whether the risk that your customers are unable to secure insurance on properties securing your loans impacts all or a material portion of the properties securing your loan portfolio.

RESPONSE: Please the revised risk factor in Amendment #1.

Our loan portfolio includes a material amount of commercial real estate and commercial and industrial loans, page 9

3. We note your disclosure that your loan portfolio has a material amount of commercial real estate (“CRE”) loans and the disclosure in your Form 10-K for the year ended December 31, 2023 that 62% of your total loan portfolio was secured by commercial real estate properties. We also note your disclosure that repayment of these types of loans can, to a greater extent than other types of loans, be subject to adverse conditions in the real estate market or economy. Please include a separate risk factor discussing any Geographic concentration of your loan portfolio secured by commercial real estate, the current real estate environment and economy in which you are operating, and any material adverse effects such environment or economy has had on your business and results of operations. Where appropriate, please revise your disclosure to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current economic environment.

RESPONSE: Please additional and revised risk factors in Amendment #1.

Selling Stockholders, page 17

4. Please provide the natural person or persons who have voting and dispositive control over the shares of the entities listed in the selling stockholders table. Refer to Items 403 and 507 of Regulation S-K and Compliance & Disclosure Interpretations 140.02 under Regulation S-K.

RESPONSE: Please see the revised table in Amendment #1.

We thank you for your consideration of the foregoing. Please contact me should you have any additional questions or concerns.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Richard Pearlman
Richard Pearlman

cc:	Timothy Terry, Principal Executive Officer, OptimumBank Holdings, Inc.